FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Exhibit Index

Exhibit 99.1 CBD announces Fourth Quarter and Year 2005 Results.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Announces Fourth Quarter and

Year 2005 Results

São Paulo, Brazil, March 8, 2006 - Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announces its 4th Quarter and Year 2005 results. The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and denominated in Brazilian Reais, in accordance with Brazilian Corporate Law. Comparisons in this document refer to 2004 results.

Main Highlights

  Gross sales totaled R$ 4,522.1 million in 4Q05 and R$ 16,121.0 million in the year, a 3.4% and 5.4% growth, respectively, compared to the same period of 2004;

  Gross margin reached 28.9% in 4Q05, accumulating 29.6% in 2005, compared to 29.2% in 2004

  EBITDA was R$ 312.4 million in the 4th quarter, a 4.5% growth and 8.3% margin. In 2005, EBITDA reached R$ 1,169.6 million, a 12.0% growth and 8.7% margin (compared to 8.3% in 2004);

  Net income was R$ 64.8 million in the 4th quarter and R$ 257.0 million in 2005.

Companhia Brasileira de Distribuição (CBD) is the largest company in the Brazilian retail sector, with 556 stores in 15 Brazilian states. CBD operates under three formats: supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra) and consumer electronics/home appliance stores (Extra-Eletro).

Comments on Sales Performance

In 2005, CBD reported a 5.4% growth in gross sales, which totaled R$ 16.1 billion compared to R$ 15.3 billion reached in 2004. Net sales amounted to R$ 13.4 billion, representing a 6.8% growth over the previous year. Food products represented 76.0% of total sales of the Company, whilst non food products corresponded to the remaining 24.0% . In 2005 the Company reached 523 million transactions, which represented a 1% growth compared to 2004.

The Company’s sales performance was negatively affected by a strong deflation in many categories, specially perishables and commodities, resulting from excessive offering of some products and the Real appreciation against the dollar. Additionally, consumers destined a smaller share of their income for food purchasing, due to the financing burden derived from the acquisition of durable goods (installment payments and consigned loans). The following graph shows that after a strong 1st quarter, with 15.5% growth, sales growth slowed over the next three quarters, due to the abovementioned factors.

Same store sales nominal growth in the year was 2.6%, fueled by the good performance reported by non-food products, which grew by 12.5% in the period. Food items grew by 0.1% impacted by strong deflation of the products previously mentioned and a lower purchasing of discretionary items.

The highlight in the Business Units performances analysis was the strong recovery verified in the Sendas format, as a result of improved price competitiveness and investments in stores remodeling and advertising.

Operating Performance

The following comments on operating performance refer to CBD’s consolidated results and, therefore, fully account for Sendas Distribuidora’s operating results (the CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross Margin of 29.6%, higher than the 29.2% reported in 2004

CBD reported gross income of R$ 3,975.3 million in 2005, an 8.2% growth over the previous year. The gross margin in the period was 29.6%, higher than the 29.2% registered in 2004. This margin improvement is due to a combination of better negotiation with suppliers and improvement in the Company’s pricing management. In the 4th quarter, CBD reported a 5.4% growth in gross income, with a 28.9% margin, slightly above the 28.8% margin reported in the same period of the previous year.

During 2005, CBD undertook an intense review of its purchasing and category management activities including processes, systems and management models. Additionally, throughout the year the strategies for all categories of the Company’s sales mix were redefined. All these initiatives aimed at increasing efficiency in negotiations with suppliers, product assortment, exposure in the stores, promotions and pricing. 2006 will be the year to execute the actions and strategies defined in 2005, by which the Company expects to reach higher competitiveness and profitability levels.

Operating Expenses

Operating expenses in 2005 reached R$ 2,805.7 million, a 6.7% growth over 2004. Total expenses in the year were equivalent to 20.9% of net sales, same level reported in 2004, despite the retracted sales scenario and, consequently, lower expenses dilution.

The year highlight was the 4th quarter, when the Company reported a total operating expenses over net sales of 20.6%, remaining flat in the year over year comparison (20.5% in 4Q04), even facing additional renting expenses amounting to R$ 29 million (originated by the leasing of 60 stores sold to Grupo Diniz), wage readjustments in September and non-recurring administrative expenses due to restructuring projects.

It is worth to highlight that in 2005 the Company developed a series of structured projects aimed at reducing operating expenses. Among the main initiatives are: i) Zero Base Budget and matrix approach management of expenses; ii) creation of shared services center; iii) creation of a centralized purchasing department for products and services not destined to sale; iv) recognition of internal productivity benchmarks in supermarkets to further disseminate best practices and v) canceling of external contracts with advertising agencies. These and other initiatives will have their implementation concluded in 2006, aiming at strengthening CBD even more and creating the required conditions to increase competitiveness and profitability.

EBITDA increases 12.0% in 2005, with 8.7% margin

As a result of the abovementioned gross margin increase and flat operating expenses over net sales, the Company registered a 12.0% increase in the EBITDA with 8.7% margin (compared to 8.3% margin in 2004). As shown in the following graph, in 2005 the Company achieved the higher EBITDA margin since the IPO in 1995:

In the 4th quarter, the Company reported an EBITDA of R$ 312.4 million, which represented a 4.5% increase over the same quarter of 2004. The EBITDA margin was 8.3%, same level registered in 4Q04.

Depreciation

The Company anticipated the recognition of the effects of NBC – Brazilian Accounting Standards - T 19.5 which, among others, modifies the leasehold improvements amortization criteria. Thus, since 2005, the Company started to account for the leasehold improvements according to contractual limits of the expiration of the leasing, disregarding any expectation of contracts renewals. The adoption of this accounting procedure generated an additional depreciation of R$ 86.5 million in the 4Q.

Equity Income

For FIC – Itaú-CBD Financing Services, its start-up year of 2005 meant growth, increased presence in stores and among CBD’s clients and reaching of relevant share in the Group’ sales. FIC ended the year outperforming the goals set for the period.

Over the year, 308 FIC units were installed in the stores, overcoming by 97% the initial goal of reaching 156 operating points of sale by 2005 year-end. FIC products reached 14% of CBD’s sales in December.

The number of clients in several financial products overcame the four million mark. This expressive offering was prioritized to allow FIC to build a representative portfolio, which will be improved in the coming years. One of the year highlights was the performance of important services provided by FIC, such as insurances, extended guarantees and specially the CDC – Direct Consumer Financing. These services have increased significantly its share in Company’s sales since 2Q05. Starting in 2006, personal loans are also offered to clients.

As expected, in the first operating year FIC presented a net loss totaling R$ 32.4 million, generating for CBD a negative equity income of R$ 16.2 million (negative R$4.0 million in 4Q05). For the second year of operations, the Company still expects negative results, declining through the period, with the year 2007 already presenting results above the breakeven.

Minority Interest: Sendas Distribuidora

In its second year of operation, Sendas Distribuidora presented gross sales of R$ 3,329.1 million and net sales of R$ 2,866.6 million, with growth rates of 10.3% and 11.4%, respectively, over 2004. The 2005 EBITDA margin was 5.4%, higher than the 4.5% margin reported in 2004. The EBITDA margin in 4Q05 was 5.3% versus 5.0% in the same quarter of the previous year.
The improvement in the Sendas Distribuidora’s performance was mainly due to the recovery of same store sales starting in 2Q05, reflecting increased price competitiveness, as well as investments made in stores remodeling and advertising. Nevertheless, the EBITDA margin growth could not offset the still strong impact of net financial expenses in Sendas Distribuidora amounting to R$ 149.9 million. The minority interest result for CBD totaled R$ 64.2 million (R$ 43.2 million in 2004).

Financial Results

Financial expense in 2005 was R$ 683.5 million, 10.6% higher than previous year, due to higher average interest rate over 2004 and the resulting impact on debt and provisions of the Company. Financial income in the year totaled R$ 446.7 million, a 35.3% growth over 2004, mainly leveraged by higher income from cash investments. Net financial expense in 2005 was R$ 236.8 million, lower than R$ 288.0 million reported in 2004.

In 4th quarter, net financial expense totaled R$ 44.9 million, compared to R$ 70.7 million in the same period of 2004. Net financial result for 4th quarter was impacted by the transfer of financing operations to FIC and by the high volume of sales through non-interest bearing installments by credit card.

Adjusted Operating Income was 49.1% higher than 2004

In 2005 operating income (income before non-operating results, minority interest and income taxes) was R$ 228.1 million, higher than R$ 211.1 million reported in 2004. Net of the additional R$ 86.5 million depreciation previously mentioned, the operation result was R$ 314.7 million, up by 49.1% compared to the previous year. Operating result in 4th quarter, net of the additional depreciation, was R$ 102.1 million, 39.7% higher than 2004.

Non-Operating Result

Non-operating result in 2005 was R$ 32.1 million, mainly due to: i) income of R$ 38.1 million (4th quarter), derived from gains of the joint venture with Itaú (FIC); ii) income of R$ 11.4 million (4th quarter) resulting from the sale of real estate assets to Grupo Diniz, for which CBD received an amount higher than the book value of these assets; and iii) write-off of closed stores throughout the year.

Net Income

Net income in 2005 was R$ 257.0 million, lower than R$ 369.8 million reported in 2004. Comparison between these years is jeopardized by the abovementioned factors and by the difference in the income tax line.

In 4th quarter 2005 CBD reported a net income of R$ 64.8 million, versus R$ 112.7 million in 2004. Comparison between these quarters is also impacted by the abovementioned events.

Proposed Dividends

On December 31, 2005, management proposed dividend payment of R$ 62.1 million, to be deliberated in the General Shareholders’ Meeting. The dividend per share will be R$ 0.51689 per thousand common shares and R$ 0.56857 per thousand preferred shares.

Capex

The total amount invested in 2005 by CBD – R$ 842.3 million – was mainly channeled towards new stores openings and remodeling of 60 Sendas stores, the latter totally restructured and tailored to the Company’s standards. A share of investments was designed to anticipation of purchase of strategic lands facing the Company’s Investment Plan for the next two years.

Breakdown of investments made in the year was as follows:

  R$ 369.8 million for stores remodeling and modernization;
  R$ 389.3 million for new stores openings and acquisition of strategic lands;
  R$ 83.2 million for infrastructure (technology, logistics and others).

The organic growth reported in 2005 was expressive, with opening of seven Extra hypermarkets and eight supermarkets: seven Pão de Açúcar and one CompreBem. Additionally, eight gas stations and forty-two drugstores were opened. Another highlight was the acquisition of Coopercitrus chain, in the midwest region of São Paulo State, a chain with R$ 154 million gross revenue in 2004. The six stores and three gas stations acquired were converted to the CompreBem format.

In addition to Sendas stores remodeling and modernization, twelve Pão de Açúcar stores were converted to CompreBem format. Investments in information technology and logistics were destined to change of equipment and softwares and updates and remodeling in the Distribution Centers.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	4th Quarter			Year

	2005	2004	%	2005	2004	%

Gross Sales Revenue	4,522,079	4,375,397	3.4%	16,120,963	15,297,446	5.4%
Net Sales Revenue	3,772,986	3,595,208	4.9%	13,413,396	12,565,017	6.8%
Cost of Goods Sold	(2,682,673)	(2,560,834)	4.8%	(9,438,126)	(8,891,475)	6.1%
Gross Profit	1,090,313	1,034,374	5.4%	3,975,270	3,673,542	8.2%
Operating (Expenses) Income
Selling	(620,112)	(617,407)	0.4%	(2,300,026)	(2,160,681)	6.4%
General and Administrative	(157,833)	(117,912)	33.9%	(505,652)	(468,722)	7.9%
Total Operating Expenses	(777,945)	(735,319)	5.8%	(2,805,678)	(2,629,403)	6.7%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	312,368	299,055	4.5%	1,169,592	1,044,139	12.0%
Depreciation and Amortization	(238,655)	(143,538)	66.3%	(625,281)	(489,569)	27.7%
Earnings before interest and taxes
-EBIT	73,713	155,517	-52.6%	544,311	554,570	-1.9%
Taxes and Charges	(9,249)	(14,745)	-37.3%	(63,150)	(60,767)	3.9%
Financial Income	103,651	83,460	24.2%	446,698	330,264	35.3%
Financial Expenses	(148,549)	(154,143)	-3.6%	(683,547)	(618,268)	10.6%
Net Financial Income (Expense)	(44,898)	(70,683)	-36.5%	(236,849)	(288,004)	-17.8%
Equity Income/Loss	(4,001)	3,078		(16,190)	5,307
Operating Result	15,565	73,167	-78.7%	228,122	211,106	8.1%
Non-Operating Result	37,923	(6,231)		32,131	80,278
Income Before Income Tax	53,488	66,936	-20.1%	260,253	291,384	-10.7%
Income Tax	(594)	43,294		(52,994)	49,544
Income Before Minority Interest	52,894	110,230	-52.0%	207,259	340,928	-39.2%
Minority Interest	20,347	16,796		64,184	43,219
Income Before Profit Sharing	73,241	127,026	-42.3%	271,443	384,147	-29.3%
Employees' Profit Sharing	(8,453)	(14,317)		(14,453)	(14,317)
Net Income	64,788	112,709	-42.5%	256,990	369,830	-30.5%
Net Income per 1,000 shares	0.57	0.99	-42.6%	2.26	3.26	-30.6%
No of shares (in thousand)	113,667,915	113,522,239		113,667,915	113,522,239

% of Net Sales	4Q/05	4Q/04	Year	Year

Gross Profit	28.9%	28.8%	29.6%	29.2%
Total Operating Expenses	-20.6%	-20.5%	-20.9%	-20.9%
Selling	-16.4%	-17.2%	-17.1%	-17.2%
General and Administrative	-4.2%	-3.3%	-3.8%	-3.7%
EBITDA	8.3%	8.3%	8.7%	8.3%
Depreciation and Amortization	-6.3%	-4.0%	-4.7%	-3.9%
EBIT	2.0%	4.3%	4.1%	4.4%
Taxes and Charges	-0.3%	-0.4%	-0.5%	-0.5%
Net Financial Income (Expense)	-1.2%	-2.0%	-1.8%	-2.3%
Non-Operating Result	1.0%	-0.2%	0.2%	0.6%
Income Before Income Tax	1.4%	1.9%	1.9%	2.3%
Income Tax	0.0%	1.2%	-0.4%	0.4%
Minority Interest/Employees' Profit	0.3%	0.1%	0.4%	0.2%
Net Income	1.7%	3.1%	1.9%	2.9%

Note: In accordance to CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Credit Rights (Receivables) Investment Fund (FIDC).

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	4th Quarter/05	3rd Quarter/05

Current Assets	4,910,375	4,323,383
Cash and Banks	168,603	106,310
Short-Term Investments	1,542,234	1,495,192
Credit	396,392	221,687
Installment Sales	6,044	17,519
Post-Dated Checks	59,996	19,592
Credit Cards	283,800	168,596
Tickets, vouchers and others	51,288	18,635
Allowance for Doubtful Accounts	(4,736)	(2,655)
Receivables Securitization Fund	756,778	666,945
Inventories	1,115,286	1,113,271
Taxes recoverable	476,236	466,556
Advances to suppliers and employees	35,812	42,431
Others	419,034	210,991
Long-Term Assets	943,576	1,138,377
Long-Term Investments	-	138,375
Accounts Receivable	324,470	327,605
Deferred Income Tax	383,584	432,390
Deposits for Legal Appeals	228,969	229,137
Others	6,553	10,870
Permanent Assets	5,069,261	5,023,977
Investments	227,632	238,115
Property, Plant and Equipment	3,861,714	3,770,617
Deferred Charges	979,915	1,015,245

TOTAL ASSETS	10,923,212	10,485,737

LIABILITIES	4th Quarter/05	3rd Quarter/05

Current Liabilities	2,569,431	2,183,206
Suppliers	1,654,234	1,176,314
Financing	422,614	506,773
Real State Financing	24,989	43,753
Debentures	17,979	-
Salaries and Payroll Charges	157,639	181,986
Taxes and Social Contributions	89,753	83,839
Proposed Dividends	62,053	-
Others	140,170	190,541
Long-Term Liabilities	3,075,410	3,044,423
Financing	1,213,838	1,182,321
Real State Financing	-	3,245
Debentures	401,490	401,490
Taxes in Installments	313,471	318,370
Provision for Contingencies	1,076,911	1,034,678
Others	69,700	104,319

Minority Interests	287,387	307,733
Recallable Fund Quotas (FIDC)	738,612	707,183

Shareholder's Equity	4,252,372	4,243,192
Capital	3,680,240	3,673,795
Capital Reserves	572,132	569,397

TOTAL LIABILITIES	10,923,212	10,485,737

Note: In accordance to CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Credit Rights (Receivables) Investment Fund (FIDC).

Gross Sales per Format (R$ thousand)

9 Months	2005	%	2004	%	Var.(%)

Pão de Açúcar	2,946,452	25.4%	2,981,466	27.3%	-1.2%
Extra	5,565,844	48.0%	5,151,706	47.2%	8.0%
CompreBem	1,889,520	16.2%	1,741,217	15.9%	8.5%
Extra Eletro	204,979	1.8%	218,213	2.0%	-6.1%
Sendas*	992,089	8.6%	829,447	7.6%	19.6%

CBD	11,598,884	100.0%	10,922,049	100.0%	6.2%

4th Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	983,494	21.7%	1,062,764	24.3%	-7.5%
Extra	2,318,846	51.3%	2,202,372	50.3%	5.3%
CompreBem	723,996	16.0%	684,674	15.7%	5.7%
Extra Eletro	100,481	2.2%	99,538	2.3%	0.9%
Sendas*	395,262	8.7%	326,049	7.4%	21.2%

CBD	4,522,078	100.0%	4,375,397	100.0%	3.4%

Year	2005	%	2004	%	Var.(%)

Pão de Açúcar	3,929,946	24.4%	4,044,230	26.4%	-2.8%
Extra	7,884,690	48.9%	7,354,078	48.1%	7.2%
CompreBem	2,613,516	16.2%	2,425,891	15.9%	7.7%
Extra Eletro	305,460	1.9%	317,751	2.1%	-3.9%
Sendas*	1,387,351	8.6%	1,155,496	7.5%	20.1%

CBD	16,120,963	100.0%	15,297,446	100.0%	5.4%

* Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

9 Months	2005	%	2004	%	Var.(%)

Pão de Açúcar	2,429,602	25.2%	2,442,735	27.2%	-0.5%
Extra	4,608,655	47.8%	4,199,911	46.8%	9.7%
CompreBem	1,582,870	16.4%	1,444,945	16.1%	9.5%
Extra Eletro	155,842	1.6%	165,323	1.8%	-5.7%
Sendas*	863,441	9.0%	716,895	8.1%	20.4%

CBD	9,640,409	100.0%	8,969,809	100.0%	7.5%

4th Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	815,323	21.6%	872,535	24.3%	-6.6%
Extra	1,923,678	51.0%	1,796,289	49.9%	7.1%
CompreBem	611,385	16.2%	570,354	15.9%	7.2%
Extra Eletro	76,947	2.0%	74,797	2.1%	2.9%
Sendas*	345,654	9.2%	281,233	7.8%	22.9%

CBD	3,772,986	100.0%	3,595,208	100.0%	4.9%

Year	2005	%	2004	%	Var.(%)

Pão de Açúcar	3,244,925	24.2%	3,315,270	26.4%	-2.1%
Extra	6,532,333	48.7%	5,996,200	47.8%	8.9%
CompreBem	2,194,256	16.4%	2,015,299	16.0%	8.9%
Extra Eletro	232,788	1.7%	240,120	1.9%	-3.1%
Sendas*	1,209,095	9.0%	998,128	7.9%	21.1%

CBD	13,413,396	100.0%	12,565,017	100.0%	6.8%

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2005			2004

	9 Months	4th Q	Year	9 months	4th Q	Year

Cash	50.8%	49.5%	50.4%	52.3%	51.1%	52.0%
Credit Card	36.9%	37.7%	37.1%	36.4%	36.7%	36.5%
Food Voucher	7.4%	7.8%	7.5%	6.8%	7.9%	7.1%
Credit	5.0%	5.0%	4.9%	4.5%	4.3%	4.4%
Post-dated Checks	3.1%	2.8%	3.0%	3.4%	3.0%	3.2%
Installment Sales	2.0%	2.2%	2.0%	1.2%	1.3%	1.2%

Data per Format on December 31, 2005

	#	#	#	Sales
	Checkouts	Employees	Stores	Area (m2)

Pão de Açúcar	2,235	14,580	185	247,164
Extra	3,766	23,266	79	590,890
CompreBem	2,012	8,581	176	214,500
Extra Eletro	165	571	50	33,713
Sendas	1,006	6,189	66	119,987

Total Stores	9,184	53,187	556	1,206,254

Administration	-	2,311	-	-
Loss Prevention	-	3,577	-	-
Distribution Centers	-	3,728	-	-

Total CBD	9,184	62,803	556	1,206,254

Stores by Format

	Pão de		Extra-				Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	CBD	Area (m2)	Employees

12/31/2004	196	72	55	165	63	551	1,144,749	63,484

Opened	3	3		8		14
Closed	(1)		(5)	(4)		(10)
Converted	(13)			(-3)+13	3	-

9/30/2005	185	75	50	179	66	555	1,178,669	63,185

Opened	4	4				8
Closed	(5)			(2)		(7)
Converted	1			(1)		-

12/31/2005	185	79	50	176	66	556	1,206,254	62,803

Productivity Indexes (in nominal R$)

Gross Sales per m2/month
	4thQ/05	4thQ/04	chg.(%)	2005	2004	chg.(%)

Pão de Açúcar	1,322	1,358	-2.7%	1,292	1,259	2.6%
Extra	1,329	1,366	-2.7%	1,151	1,165	-1.2%
CompreBem	1,216	1,167	4.2%	1,057	1,005	5.2%
Sendas	1,098	966	13.7%	973	953	2.1%
Extra Eletro	993	933	6.4%	750	739	1.5%

CBD	1,259	1,277	-1.4%	1,142	1,127	1.3%

Gross sales per employee/month
	4thQ/05	4thQ/04	chg.(%)	2005	2004	chg.(%)

Pão de Açúcar	22,237	22,828	-2.6%	21,873	21,782	0.4%
Extra	33,143	32,882	0.8%	28,544	27,923	2.2%
CompreBem	27,720	25,505	8.7%	24,723	22,488	9.9%
Sendas	21,359	18,470	15.6%	18,994	16,966	12.0%
Extra Eletro	58,348	54,868	6.3%	43,725	42,124	3.8%

CBD	28,169	27,373	2.9%	25,379	24,282	4.5%

Average ticket - Gross sales
	4thQ/05	4thQ/04	chg.(%)	2005	2004	chg.(%)

Pão de Açúcar	25.8	24.9	3.6%	24.8	23.5	5.5%
Extra	51.4	50.7	1.4%	48.3	47.4	1.9%
CompreBem	20.3	19.3	5.2%	19.0	17.9	6.1%
Sendas	23.1	22.3	3.6%	21.4	21.5	-0.5%
Extra Eletro	390.4	335.0	16.5%	370.9	349.6	6.1%

CBD	33.2	32.1	3.4%	31.1	29.7	4.7%

Gross sales per checkout/month
	4thQ/05	4thQ/04	chg.(%)	2005	2004	chg.(%)

Pão de Açúcar	145,977	141,552	3.1%	138,524	130,967	5.8%
Extra	209,307	211,807	-1.2%	184,560	179,944	2.6%
CompreBem	119,786	123,225	-2.8%	113,313	107,891	5.0%
Sendas	130,968	120,169	9.0%	117,352	119,063	-1.4%
Extra Eletro	202,991	188,633	7.6%	152,804	148,976	2.6%

CBD	165,219	163,879	0.8%	150,532	144,386	4.3%

* Information related to sales, employees and checkouts were calculated based on average values, relative to the period the stores were open.

Relationship with Independent Auditors

In compliance with CVM instruction 381, Ernst & Young Auditores Independentes S/S did not provide any services not related to external auditing above the 5% of the total fees it has received for auditing.

The Company’s policy on contracting services not related to external auditing is based on principles that guarantee auditors’ independency. These principles follow international consensual procedures, and are based on: (a) the professional shall not audit its own work; (b) the professional shall not perform management work for its client, (c) the professional shall not promote its client’s interests.

Fourth Quarter and Year 2005 Results Conference Call

CBD will host conference calls to discuss Fourth Quarter and Year 2005 results on Friday, March 10th, 2006.

Local Conference Call:
11:00 AM (São Paulo); 9:00 AM (ET USA). Please call (55 11) 2101-1490, code: CBD, few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br. Replay also available after the end of the conference call in the phone number (55 11) 2101-1490, code: CBD.

International Conference Call:
12:00 PM (São Paulo); 10:00 AM (ET USA). Please call (+1 973) 935-2401, code: CBD or 7038825, few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br/eng. Replay also available after the end of the conference call in the phone number (+1 973) 341-3080, code: 7038825.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	MZ Consult

Fernando Tracanella	Tereza Kaneta
Investor Relations Director	Phone: 55 (11) 5509 3772
Daniela Sabbag	E-mail: tereza.kaneta@mz-ir.com
Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/

Statements included in this report regarding the Company’s business outlooks, the previews on operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, Brazilian general economic performance, industry and international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 9, 2006	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Fernando Queiroz Tracanella Name: Fernando Queiroz Tracanella Title: Investor Relations Officer